February 14, 2005

By Facsimile and U.S. Mail

Alan Singer, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-5000

	Re:	CSS Industries, Inc.
		Schedule TO-I
		Filed February 3, 2005

Dear Mr. Singer:

	We have the following comments on the above-referenced filing:

Offer to Purchase

1. We note that CSS Industries` common stock has traded at a premium to the base price offered in this modified Dutch auction tender offer for most of the past year. Revise the filing to highlight this fact to security holders. Also highlight the risk that security holders who tender into this offer may receive less than they would have received in an open market sale, particularly in this offer, where your officers and directors will tender 1/3 of the shares sought at the minimum price.

2. We note from page (i) that "the number of shares that
constitutes an odd-lot will be determined by [the company] after the expiration date, but will not be more than 99 shares." Rule 13e-4(f)(3)(i) states that you may accept "all securities tendered by persons who own, beneficially or of record, an aggregate of not more than a specified number, which is less than one hundred shares . . . ."
We also note from the top of page (ii) that you may or may not make any odd lot purchases. Please tell us why you believe it is appropriate to wait until the offer has concluded to decide: (1) whether to accept odd lot purchases and, if so, (2) the number of shares that constitute an odd-lot. Please also note the requirements of Item 1004(a)(1)(viii) and (ix) of Regulation M-A, which require you to disclose the manner in which tenders will be accepted and the terms of proration.

Conditions of Our Offer, page 13

3. We note that you will not be required to purchase shares in the offer "if at any time on or after February 3, 2005 and prior to the time of payment for any shares (whether any shares have theretofore been accepted for payment, purchased or paid for under our offer) any of the" conditions occur. As you know, all conditions of the offer, other than required governmental approvals, must be satisfied or waived prior to the expiration of the offer. Please revise this section accordingly. Also, it is unclear how you might have paid for certain tendered shares, but not all shares. Please revise the disclosure in parenthesis to clarify.

4. The bullet points (1)(b), 2(c), 2(d), (7) and (10) condition the offer on whether the contemplated benefits the company may enjoy from the offer or the company`s contemplated future conduct are materially impaired. Please revise to specify or generally describe the benefits of the offer to you so that option holders will have the ability to objectively determine whether the condition has been triggered.

5. It appears that conditions (1) and (2) are redundant. Please revise these conditions so that the events each intends to address are clear.

6. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the following:

* Condition (11), which conditions the offer on whether you have learned that a group has been formed that intends to acquire or has acquired your stock.

* The closing paragraph, where you state that actions triggering the conditions may include actions or inaction by you.

7. We are unable to locate disclosure of any required governmental approvals for this offer. Please revise to provide this disclosure or clarify condition (14).

8. We note from the closing paragraph of this section that "any determination or judgment by CSS concerning the events described
[in the conditions section] will be final and binding on all parties. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the sole discretion of the bidder is the equivalent of a waiver of the offer condition. When a bidder waives a material offer condition, the offer must remain open for at least five business days from the date notice of the waiver is provided to security holders. Please revise the closing paragraph to include an objective standard for the determination of whether a condition has been satisfied.

About Forward-Looking Statements, page 22

9. The offer states that CSS "undertake[s] no obligation to
release publicly any revisions to such forward-looking . . . . ."
This disclosure is inconsistent with your obligation under Rules
13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Certain United States Federal Income Tax Consequences, page 24

10. Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In this regard, you should eliminate the statement that the discussion relates to "certain" tax consequences and is "for general information only."

Fees and Expenses, page 28

11. Revise to disclose the compensation to be paid to the information agent and depositary as required by Item 1009(a).

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 942-1881. You may also contact me by facsimile at (202) 942-9638.

Sincerely,



Abby Adams
Special Counsel
Office of Mergers and Acquisitions